UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated January 24, 2019

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:   A press release dated January 24, 2019, announcing STMicroelectronics’ 2018 Fourth Quarter and Full Year Financial Results:

PR No: C2871C

STMicroelectronics Reports Q4 and FY 2018 Financial Results

•	Q4: Net revenues $2.65 billion; operating margin 16.8%; net income $418 million
•	FY: Net revenues up 15.8% to $9.66 billion, operating income up 39.3% to $1.40 billion, net income up 60.4% to $1.29 billion
•	Q1 2019 business outlook at mid-point: net revenues of about $2.1 billion and gross margin of about 39.0%

Geneva, January 24, 2019 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter and year ended December 31, 2018. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported fourth quarter net revenues of $2.65 billion, gross margin of 40.0%, operating margin of 16.8%, and net income of $418 million or $0.46 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	"ST delivered a solid performance in the fourth quarter, with net revenues and operating income increasing sequentially 5.0% and 11.5%, respectively.
•	"Net revenues in 2018 increased by 15.8% year-over-year led by Imaging, Automotive and Power Discrete.
•
"2018 has been an important year for ST. In line with the objectives we had set, we achieved significant revenue growth across our product groups, as well as a strong expansion of profitability and cash flow from operations.

•
"Our first quarter outlook is for revenues of about $2.1 billion at the mid-point, decreasing year-over-year by about 5.7%. Sequentially, this represents a decrease of about 20.7%, reflecting the combined impact of increased unfavorable dynamics in some of the end markets we serve, on top of normal first quarter seasonality. From a profitability perspective, we expect a gross margin of about 39% at the mid-point.

•
"For 2019 our key objectives are to continue outperforming our served market, to balance our end market and application focus and to execute on our strategic technology, R&D and manufacturing programs. Therefore, we expect to invest between $1.2 to $1.3 billion in CAPEX."

Quarterly Financial Summary (U.S. GAAP)(1)

(US$ in millions except earnings per share)	Q4 2018	Q3 2018	Q4 2017	Q/Q	Y/Y
Net Revenues	$2,648	$2,522	$2,466	5.0%	7.4%
Gross Profit	1,059	1,003	1,003	5.6%	5.6%
Gross Margin	40.0%	39.8%	40.7%	20 bps	(70) bps
Operating Income	$443	$398	$411	11.5%	7.9%
Operating Margin	16.8%	15.8%	16.7%	100 bps	10 bps
Net Income	$418	$369	$308	13.1%	35.4%
Diluted Earnings Per Share	$0.46	$0.41	$0.34	12.2%	35.3%
(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.

Annual Financial Summary (U.S. GAAP)(1)

(US$ in millions except earnings per share)	FY2018	FY2017	Y/Y
Net Revenues	$9,664	$8,347	15.8%
Gross Profit	3,861	3,272	18.0%
Gross Margin	40.0%	39.2%	80 bps
Operating Income	$1,400	$1,005	39.3%
Operating Margin	14.5%	12.0%	250 bps
Net Income	$1,287	$802	60.4%
Diluted Earnings Per Share	$1.41	$0.89	58.4%
(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.

Fourth Quarter 2018 Summary Review

Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.

Net Revenues By Product Group (in US$ millions)	Q4 2018	Q3 2018	Q4 2017	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	$967	$901	$821	7.3%	17.8%
Analog, MEMS and Sensors Group (AMS)	988	899	902	9.9	9.5
Microcontrollers and Digital ICs Group (MDG)	689	719	740	(4.1)	(6.9)
Others	4	3	3	(2.9)	3.0
Total Net Revenues	$2,648	$2,522	$2,466	5.0%	7.4%

Net revenues increased 5.0% sequentially, 70 basis points lower than the mid-point of the Company's guidance. The revenue growth in Imaging, Automotive and Power Discrete was partially offset by Microcontrollers. On a year-over-year basis, fourth quarter net revenues increased 7.4% on double-digits growth across ADG, in Imaging and in Digital. Year-over-year sales to OEMs and Distribution were up 8.9% and 4.1%, respectively.

Gross profit totaled $1.06 billion, representing a year-over-year increase of 5.6%. Gross margin was 40.0%, 20 basis points higher than the mid-point of the Company's guidance. Gross margin decreased 70 basis points year-over-year, mainly due to negative currency effects, net of hedging, with normal price pressure largely offset by improved product mix and manufacturing efficiency.

Operating income increased 7.9% to $443 million, compared to $411 million in the year-ago quarter, led by ADG's improved profitability. The Company's operating margin increased 10 basis points on a year-over-year basis to 16.8% of net revenues, compared to 16.7% in the 2017 fourth quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue grew double-digits, in both Automotive and Power Discrete.
•	Operating profit increased by 39.0% to $141 million. Operating margin expanded 220 basis points to 14.6% from 12.4%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue grew double-digits in Imaging, while Analog and MEMS grew single-digits.
•	Operating profit increased by 7.7% to $202 million. Operating margin was 20.5% compared to 20.8%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue grew double-digits in Digital ICs, while Microcontrollers / Memories decreased.
•	Operating profit decreased by 16.1% to $122 million. Operating margin decreased to 17.7% from 19.7%.

Net income and diluted earnings per share increased to $418 million and $0.46, respectively, compared to $308 million and $0.34, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months(1)
US$ in millions	Q4 2018	Q3 2018	Q4 2017	Q4 2018	Q4 2017	TTM Change
Net cash from operating activities	$656	$373	$587	$1,845	$1,677	10.0%
Free cash flow (non-U.S. GAAP)	$363	$114	$145	$533	$308	73.1%

(1)
FY 2017 amounts have been adjusted in Q318 to reflect the impact of new 2018 accounting guidance, which requires, on comparative periods, the reclassification as operating cash flows of the implied interest paid in the settlement of our convertible bonds.

Capital expenditure payments, net of proceeds from sales, were $279 million in the fourth quarter and $1.26 billion for 2018. In the year-ago quarter, capital expenditures, net, were $407 million and $1.3 billion for 2017.

Inventory at the end of the quarter was $1.56 billion, down from $1.59 billion in the prior quarter. Day sales of inventory at quarter-end was 88 days, down from 95 days in the prior quarter.

Free cash flow (non-U.S. GAAP) was $363 million in the fourth quarter, up 150.3% from the year-ago quarter and $533 million for 2018, up 73.1% from 2017.

The Company paid cash dividends totaling $54 million in the fourth quarter and $216 million for 2018. In the fourth quarter, ST executed a $62.5 million share buy-back.

ST's net financial position (non-U.S. GAAP) was $686 million at December 31, 2018 compared to $447 million at September 29, 2018 and reflected total financial resources of $2.60 billion and total financial debt of $1.91 billion.

Business Outlook

The Company's guidance for the 2019 first quarter is:

•	Net revenues are expected to decrease about 20.7% sequentially (down 5.7% year-over-year), plus or minus 350 basis points;
•	Gross margin of about 39.0%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the 2019 first quarter and includes the impact of existing hedging contracts.
•	The first quarter will close on March 30, 2019.

In 2019, ST's CAPEX is expected to be approximately $1.2 to $1.3 billion.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter 2018 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST's website, http://investors.st.com, and will be available for replay until February 8, 2019.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company's non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company's consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management's current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property ("IP") claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

•
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU's General Data Protection Regulation ("GDPR").

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as "believes," "expects," "may," "are expected to," "should," "would be," "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in "Item 3. Key Information — Risk Factors" included in our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the SEC on March 1, 2018. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST's products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company's net revenues were $9.66 billion, serving more than 100,000 customers worldwide.

Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel: +41 22 929 58 12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	December 31,	December 31,
	2018	2017
	(Unaudited)	(Unaudited)

Net sales	2,633	2,457
Other revenues	15	9
NET REVENUES	2,648	2,466
Cost of sales	(1,589)	(1,463)
GROSS PROFIT	1,059	1,003
Selling, general and administrative	(285)	(264)
Research and development	(345)	(326)
Other income and expenses, net	16	18
Impairment, restructuring charges and other related closure costs	(2)	(20)
Total operating expenses	(616)	(592)
OPERATING INCOME	443	411
Interest income (expense), net	1	(6)
Other components of pension benefit costs	(2)	(3)
Income (loss) on equity-method investments	6	-
Loss on financial instruments, net	(1)	(11)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	447	391
Income tax expense	(28)	(81)
NET INCOME	419	310
Net income attributable to noncontrolling interest	(1)	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	418	308

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.46	0.35
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.46	0.34

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	905.5	910.2

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)

Net sales	9,612	8,308
Other revenues	52	39
NET REVENUES	9,664	8,347
Cost of sales	(5,803)	(5,075)
GROSS PROFIT	3,861	3,272
Selling, general and administrative	(1,095)	(981)
Research and development	(1,398)	(1,296)
Other income and expenses, net	53	55
Impairment, restructuring charges and other related closure costs	(21)	(45)
Total operating expenses	(2,461)	(2,267)
OPERATING INCOME	1,400	1,005
Interest expense, net	(7)	(22)
Other components of pension benefit costs	(11)	(12)
Income (loss) on equity-method investments	8	(2)
Loss on financial instruments, net	(1)	(16)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,389	953
Income tax expense	(96)	(143)
NET INCOME	1,293	810
Net income attributable to noncontrolling interest	(6)	(8)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	1,287	802

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.43	0.91
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.41	0.89

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	911.0	906.1

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 29,	December 31,
In millions of U.S. dollars	2018	2018	2017
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,266	1,835	1,759
Short-term deposits	-	8	-
Marketable securities	330	328	431
Trade accounts receivable, net	1,277	1,309	1,149
Inventories	1,562	1,586	1,335
Other current assets	419	442	425
Total current assets	5,854	5,508	5,099
Goodwill	121	121	123
Other intangible assets, net	212	198	209
Property, plant and equipment, net	3,495	3,414	3,094
Non-current deferred tax assets	672	691	624
Long-term investments	61	60	57
Other non-current assets	452	421	475
	5,013	4,905	4,582
Total assets	10,867	10,413	9,681

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	146	117	118
Trade accounts payable	981	976	893
Other payables and accrued liabilities	874	909	897
Dividends payable to stockholders	60	114	60
Accrued income tax	59	53	52
Total current liabilities	2,120	2,169	2,020
Long-term debt	1,764	1,607	1,583
Post-employment benefit obligations	385	375	385
Long-term deferred tax liabilities	14	13	11
Other long-term liabilities	160	197	215
	2,323	2,192	2,194
Total liabilities	4,443	4,361	4,214
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,156,920 shares issued, 898,305,080 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,843	2,798	2,718
Retained earnings	1,991	1,574	973
Accumulated other comprehensive income	509	534	688
Treasury stock	(141)	(79)	(132)
Total parent company stockholders' equity	6,359	5,984	5,404
Noncontrolling interest	65	68	63
Total equity	6,424	6,052	5,467
Total liabilities and equity	10,867	10,413	9,681

STMicroelectronics N.V.
SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2018	Q3 2018	Q4 2017

Net Cash from operating activities	656	373	587
Net Cash used in investing activities	(284)	(152)	(442)
Net Cash from (used in) financing activities	60	(68)	(576)
Net Cash increase (decrease)	431	152	(429)

Selected Cash Flow Data (in US$ millions)	Q4 2018	Q3 2018	Q4 2017

Depreciation & amortization	212	201	179
Net payment for Capital expenditures	(279)	(242)	(407)
Dividends paid to stockholders	(54)	(54)	(54)
Change in inventories, net	18	(31)	(5)

Appendix
STMicroelectronics
Supplemental Financial Information

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	FY 2018	FY 2017
Net Revenues By Market Channel (%)
Total OEM	69%	68%	61%	63%	68%	65%	66%
Distribution	31%	32%	39%	37%	32%	35%	34%

€/$ Effective Rate	1.17	1.18	1.19	1.18	1.15	1.18	1.11

Product Group Data (a) (US$ Million)
Automotive & Discrete Group (ADG)
- Net Revenues	$967	$901	$870	$817	$821	$3,556	$3,059
- Operating Income	$141	$116	$84	$90	$102	$431	$291
Analog, MEMS & Sensors Group (AMS) (b)
- Net Revenues	988	899	613	655	902	3,154	2,630
- Operating Income	202	157	64	64	187	488	364
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	689	719	782	750	740	2,940	2,646
- Operating Income	122	119	159	146	146	547	405
Others (c)
- Net Revenues	4	3	4	4	3	14	12
- Operating Income (Loss)	(22)	6	(18)	(31)	(24)	(66)	(55)
Total
- Net Revenues	$2,648	$2,522	$2,269	$2,226	$2,466	$9,664	$8,347
- Operating Income	$443	$398	$289	$269	$411	$1,400	$1,005

(a)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(b)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors (AMS). Prior periods have been restated accordingly.
(c)
Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ Million)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	FY 2018	FY 2017
Unused Capacity Charges	-	-	-	1	1	1	3
Impairment & Restructuring Charges	2	-	-	21	20	21	45

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they measure the Company's capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company's U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results, (ii) the ability to better identify trends in the Company's business and perform related trend analysis, and (iii) an easier way to compare the Company's results of operations against investor and analyst financial models and valuations, which usually exclude these items.

(US$ Million, except earnings per share in $)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	FY 2018	FY 2017
U.S. GAAP Net Earnings	418	369	261	239	308	1,287	802
U.S. GAAP Earnings Per Share	0.46	0.41	0.29	0.26	0.34	1.41	0.89
Impairment & Restructuring	2	-	-	21	20	21	45
Estimated Income Tax Effect	-	-	-	(3)	(1)	(2)	(2)
Non-U.S. GAAP Net Earnings	420	369	261	257	327	1,306	845
Non-U.S. GAAP Earnings Per Share	0.46	0.41	0.29	0.28	0.36	1.43	0.93

(Appendix – continued)

Net financial position (non-U.S. GAAP measure): resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

(US$ Million)	Dec 31 2018	Sep 29 2018	Jun 30 2018	Mar 31 2018	Dec 31 2017
Cash and cash equivalents	2,266	1,835	1,683	1,791	1,759
Short term deposits	-	8	15	14	-
Marketable securities	330	328	429	429	431
Total financial resources	2,596	2,171	2,127	2,234	2,190
Short-term debt	(146)	(117)	(118)	(119)	(118)
Long-term debt	(1,764)	(1,607)	(1,598)	(1,593)	(1,583)
Total financial debt	(1,910)	(1,724)	(1,716)	(1,712)	(1,701)
Net financial position	686	447	411	522	489

Free cash flow (non-U.S. GAAP measure) is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

(US$ Million)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	FY 2018	FY 2017(1)
Net cash from operating activities	656	373	360	455	587	1,845	1,677
Net cash used in investing activities	(284)	(152)	(401)	(374)	(442)	(1,212)	(1,468)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits	(9)	(107)	1	14	-	(100)	99
Free cash flow	363	114	(40)	95	145	533	308

(1)
FY 2017 amounts have been adjusted in Q318 to reflect the impact of new 2018 accounting guidance, which requires, on comparative periods, the reclassification as operating cash flows of the implied interest paid in the settlement of our convertible bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 24, 2019	By:	/s/ Lorenzo Grandi
	Name:	Lorenzo Grandi
	Title:	Chief Financial Officer
President, Finance, Infrastructure and
Services